Mail Stop 0306

June 10, 2005


Dustin M. Shindo
Chairman of the Board of Directors,
President and Chief Executive Officer
Hoku Scientific, Inc.
2153 North King Street, Suite 300
Honolulu, Hawaii 96819

Re:	Hoku Scientific, Inc.
	Amendment No. 1 to Registration Statement on Form S-1
      Filed June 2, 2005
	Registration No. 333-124423

Dear Mr. Shindo:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-1

Summary, page 1

Our Business, page 1

1. We note the additional disclosures you have made in response to our prior comment 6; however, the significance of your custom monomers remains unclear. Please further revise your disclosure to briefly state in concrete, everyday language the significance of your custom monomers. For example, briefly highlight how your custom monomers help you address the challenges that you have identified (cost, durability, performance, environment) as preventing PEM fuel cell systems from being competitive with incumbent technologies.

Fuel Cell Background and Market Opportunity, page 1

2. Please expand your response to our prior comment 8 to tell us whether the 2003 report contained any predictions for the market in
2003 and 2004. If so, did those predictions prove to be accurate? Also, please provide us with a complete copy of the 2003 report.

The Offering, page 4

3. See our prior comment 9. Please disclose that the 18,657,502 shares of common stock that will be outstanding after the offering includes 543,750 shares that are subject to repurchase.

Risk Factors, page 7

We may not be able to protect our intellectual property..., page
12

4. We reissue our prior comment 10. Please clarify why you cannot determine whether existing patents block or compete with your technology.

Management`s Discussion and Analysis..., page 26

Financial Operations Review, page 26

5. We note from your response to our prior comment 44 that the agreement you entered into with Nissan in March 2004 has been terminated. Please update the disclosure concerning your various contracts, appearing here and elsewhere in your prospectus, to clarify which agreements have been terminated and when those terminations were effective.

Results of Operations, page 28

6. We note your response to our prior comment 15. Please expand your discussion to disclose briefly that Electric Power Development Co. accounted for all of your revenue for fiscal 2004, the nature of your relationship with Electric Power and the reason(s) why that relationship terminated. We also note from your response to our prior comment 15 that your activities with Electric Power related to testing and evaluating your membranes in a dimethyl ether (DME) fuel cell, but that your current activities appear to be focused on fuel cells and membranes that directly use hydrogen. Please explain the significance of your development activities on DME fuel cells to your current product development efforts. If appropriate, please revise your disclosure to discuss any material changes in your business strategy or research and development efforts.

Business, page 35

Industry Overview, page 35

7. We note the additional disclosures you have made in response to our prior comment 20, but we continue to believe that your disclosure and graphics could more clearly distinguish between the components that you design, develop and manufacture and the components that you do not design, develop or manufacture. Please revise your disclosure or graphics to make this distinction clear.

Research and Development, page 43

8. We note the additional disclosures you have made in response to our prior comment 23. Please further expand your disclosure to provide a more detailed discussion of the status of your product development efforts in relation to the operational lifetime and operating temperature standards described in the bullet-point paragraphs of this section. For example, provide a brief indication of where your products are in relation to those standards (based on internal tests or otherwise), the technological and other challenges that must be addressed in order to meet those standards, and your current timetable for addressing the technological and other challenges in order to meet those standards.

Competition, page 45

9. We note the additional disclosures you have made in response to our prior comment 30. If known, please further expand your disclosure to indicate the competitive position of your products versus the products of the U.S. public corporations that you have listed.

Certificate of Incorporation and Bylaw Provisions, page 66

10. Please expand your disclosure in response to comment 37 to address specifically your bylaw requirement regarding the percentage of shareholders to whom the proponent must deliver a proxy statement.
Also, please avoid presenting this disclosure in a long, complex paragraph.

Financial Statements, page F-1

Note 1. Summary of Significant Accounting Policies and Practices, page F-7

Revenue Recognition, page F-7

11. See prior comment 39. We note that you receive revenue under multiple element arrangements. These arrangements contain two elements. One element is engineering services and the other is providing products under license arrangements. You cannot separate the two elements under EITF 00-21 because you do not have evidence of fair value for undelivered products. As such, you recognize the entire arrangement as a single unit of accounting as you deliver products. Please respond to the following comments:

* We note that you allocate revenues between services and licenses in your statements of operations on page F-4. Please tell us how you determined this allocation given that you do not have evidence of the fair value for your products.

* Please tell us in more detail about the nature of the engineering services and their relationship to the delivery of the products.
Explain whether or not these two elements are separable and unrelated and whether or not they have stand-alone value. Address whether or not you provide the engineering services in conjunction with or as a support to the testing of the products by the customer.

* Please tell us why you believe that the proportional performance method based upon units delivered is reflective of when the revenue is realized and earned. Explain how this method reflects recognition of revenue consistent with the pattern in which you are fulfilling your obligations to provide both services and products to the customer. That is, explain how your method considers the proportionate performance of your engineering services. It appears that under your allocation method, it is possible to record all of the revenue upon delivery of products even though you may still be obligated to provide engineering services.

* For example, we note that under your March 22, 2005 agreement with
Nissan you will be paid $3 million for engineering services to further optimize the automotive Hoku MEA assembly process for integration into Nissan fuel cells. There is also a separately stated price for each product that is ordered by Nissan but we noted no minimum quantity that must be purchased by them under the agreement. Please address why you believe that it is appropriate to recognize revenue under this agreement in accordance with the aforementioned policy. If there is no stated minimum purchase quantity, please explain how you will apply proportional performance based upon units delivered.

* Please address in reasonable detail why you believe that you do not have evidence of the fair value for your products under EITF 00-
21.

12. From your response and disclosure we note that you recognize revenue from testing and engineering services under SOP 81-1 using the completed contract method. On page 26 you discuss one such contract with Sanyo that you entered into in March 2003. From your disclosure, it appears that you recorded portions of the total contract of $2.0 million as milestones were completed and accepted by
Sanyo and not upon completion of the entire contract. Please advise us why your revenue recognition under this contract was consistent with your policy.

13. We note from page 27 that you plan to record revenues under your
Navy contract as a single unit of accounting. You will record revenue over the period of the second option as the combined elements are delivered. If neither the first or second options are exercised by the Navy, you will record revenue upon completion and customer acceptance of all specified testing and performance milestones of the contract. Please explain to us in detail how you are accounting for this arrangement and why. Cite the accounting literature upon which you relied in determining the timing and measurement of revenue. Address why it is appropriate to consider either option in determining the timing and measurement of revenue for the base contract.

Deferred Revenue, page F-8

14. On page F-8 you disclose that on March 22, 2005 you entered into
a contract with Nissan that allows you to invoice them at the beginning of the contract. As a result, you recorded a receivable of
$2.8 million and deferred revenue of the same amount at the date you
entered into the contract. On page 27 in the third full paragraph and elsewhere in the filing you disclose that Nissan was obligated to pay you the $2.8 million upon execution of the contract.  Based upon
a review of Exhibit 10.19, Nissan was required to pay you
$2,760,000
upon execution of the contract. Please reconcile the payment terms in these two disclosures and tell us the status of this receivable.
Also, please address why you believe that these amounts represent accounts receivable and deferred revenue under U.S. GAAP as of March
31, 2005.

Note 6. Capital Stock, page F-17

Common Stock, page F-17

15. See prior comment 40. We note from your response that you recognized compensation cost in connection with the accelerated vesting of 325,000 shares of common stock of $163,000 using the estimated fair value as of the termination date. Please revise your disclosure to state how you measured the amount of compensation, similar to your response. Please also tell us and disclose any significant assumptions used in your calculation. Please show us how you calculated the amount of this compensation. The amount of compensation expense appears low given that the purchase price was $0.00001389, the termination date was August 1, 2003, and the fair value of your common stock appears to be between $1.00 and $2.00 per share based on the selling price per share of your Series B and C preferred stock at that time.

Note 7. Stock Options, page F-20

2002 Stock Plan, page F-20

16. Please refer to prior comment 42.  We note that you issued
Series
A preferred stock between June 21, 2002 and December 30, 2002 at $0.50 per share. We also see that you issued shares of Series C preferred stock between December 31, 2003 and March 4, 2004 at $1.00 per share. Please tell us the nature and timing of the events that occurred between December 30, 2002 and December 31, 2003 that ultimately resulted in a 100% increase in the fair value of your common stock. In this regard, specifically address the appropriateness of the fair value determination during this period for stock options issued during fiscal 2004.

17. Please reconcile the 1,690,000 shares of common stock underlying stock options granted under the 2002 stock option plan through March
31, 2005 at exercise prices ranging from $0.05 to $3.00 per share with your disclosure on page II-2 that since inception you have issued options to purchase a total of 2,730,000 shares of common stock at exercise prices ranging from $0.05 to $4.00 per share.
If
you have issued additional options since March 31, 2005, then please provide the disclosures required by paragraph 41 of SFAS 128.
Tell
us and disclose the additional compensation expense that you will record related to these option grants, if material. If additional options have been granted, tell us your consideration of revising the filing to include disclosure of these grants. For example, see the disclosures on pages 4, 20 and 23.

Exhibits

18. We note your response to our prior comment 44. However, given the prominence of the disclosure of your relationship with Nissan throughout your prospectus, agreements documenting that relationship should be filed.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Julie Sherman at (202) 551-3640 or Kaitlan Tillan, Assistant Chief Accountant, at (202) 551-3604, if you have questions regarding our comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other questions.


      Sincerely,



      Russell Mancuso
      Branch Chief


cc:	Timothy J. Moore, Esq.
	John T. McKenna, Esq.
	Nicole C. Deiger, Esq.
	Scott B. Paul, Esq.
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Dustin H. Shindo
Hoku Scientific, Inc.
June 10, 2005
Page 7